

Edward Lanphier · 3rd

Founder & Retired Chairman and CEO, Sangamo Therapeutics

Ross, California, United States ·

Contact info

500+ connections

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Gerostate Alpha

Knox College

Experience

Executive Chairman

Gerostate Alpha

May 2019 – Present · 2 yrs 3 mos

San Francisco Bay Area

http://www.gerostatealpha.com/

Sangamo Therapeutics, Inc.

22 yrs 1 mo

Chairman Of The Board

Jun 2016 – Jun 2017 · 1 yr 1 mo

President & CEO

Jun 1995 – Jun 2016 · 21 yrs 1 mo

EVP Commercial Development
Somatix Therapy Corporation
1992 – 1997 · 5 yrs

SVP Business Development & Marketing
Celtrix Pharmaceuticals
1991 – 1992 · 1 yr

President & CEO
BioGrowth Inc.
1988 – 1991 · 3 yrs

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Education

KNOX COLLEGE

Knox College
BA, Biochemistry
1974 – 1978